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James B. Parsons*                                                                                                                                                                                                                                     *Also admitted in Oregon and

jparsons@parsonslaw.biz                                                                                                                                                                                                                            the Northern Mariana Islands

VIA EDGAR CORRESPONDENCE AND REGULAR MAIL

June 20, 2006

Amanda Sledge

Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 4561

Re: Montpellier Group, Inc./International Gold Resources, Inc.

      Form 10-KSB for Fiscal Year Ended October 31, 2004

      Form 10-QSB for Fiscal Quarter Ended January 31, 2005

      Form 10-QSB for Fiscal Quarter Ended April 30, 2005

Dear Ms. Sledge:

We represent International Gold Resources, Inc. (f/k/a Montpellier Group, Inc., the "Company") regarding certain securities matters. The Company has received your letter dated April 11, 2006, with comments regarding the annual and quarterly reports filed on behalf of the Company.

On behalf of the Company, we would like to request an extension of time to answer the comments set forth in that letter. We would request an extension to answer until June 30, 2006.

The Company has recently changed auditors, and wishes the new auditors have fully reviewed all prior filings prior to any formal response.

On behalf of the Company, we would appreciate your consideration in reviewing this request.

Very truly yours.

PARSONS LAW FIRM

/s/ James B. Parsons

JAMES PARSONS

JBP:aqs

cc: Roland Vetter